SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For March 12, 2004

MetroGas Inc.

(Translation of registrant's name into English)

MetroGAS S.A.

Gregorio Araoz de Lamadrid 1360

(1267) Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes         No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METROGAS S.A.

Dated: March 12, 2004 By: __________________________________

Name: Eduardo Villegas

Title: Finance Director

EXHIBIT	PAGE
Attached hereto as Exhibit A is a press release dated March 12, 2004 from MetroGAS S.A. (the "Company"), announcing the appointment of its CEO	4

EXHIBIT A

METROGAS ANNOUNCES THE APPOINTMENT

OF ITS CHIEF EXECUTIVE OFFICER

Buenos Aires, Argentina, March 12, 2004 - MetroGAS (NYSE: MGS) today announces that Mr. Luis Domenech has renounced as Chief Executive Officer of the Company as from April 12, 2004. He has been appointed as the new Chief Executive Officer of Comgás, the Sao Paulo gas utility, which is also operated by BG Group plc.

Mr. Roberto Brandt, actual MetroGAS' Corporate Affairs Director will be appointed as the new Chief Executive Officer of the Company.

It is worth mention that Mr. Luis Domenech will continue as MetroGAS Director.